Statement of Financial Condition

Clarksons Platou Securities, Inc.
December 31, 2017
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-45221)

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2017

Contents

Facing Page and Oath or Affirmation

Financial Statement







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarksons Platou Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 21st Floor East
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Shea 212-317-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Shea _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Clarksons Platou Securities, Inc. _____, as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:




Signature

Chief Executive Officer and Chief Financial Officer
Title


Notary Public

LERAI MEEK
Notary Public – State of New York
NO. 01ME6202198
Qualified in Bronx County
My Commission Expires Mar 9, 2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Clarksons Platou Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clarksons Platou Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2018

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	14,819,822
Deposit with clearing broker		100,000
Receivable from clearing broker		5,188,734
Receivables from clients		1,505,000
Fixed assets, net of accumulated depreciation and amortization of $259,149		785,329
Due from related parties		295,150
Prepaid and refundable income taxes		37,613
Deferred tax assets, net of valuation allowance of $1,824,338		—
Other assets		269,529
Total assets		$ 23,001,177

Liabilities and stockholder's equity

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	3,992,902
Due to related parties		2,417,794
Total liabilities		6,410,696
Subordinated debt		5,000,000

Stockholder's equity:

Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding		4
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding		—
Additional paid-in capital		15,766,857
Retained earnings (deficit)		(4,176,380)
Total stockholder's equity		11,590,481
Total liabilities and stockholder's equity		$ 23,001,177

The accompanying notes are an integral part of the statement of financial condition.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Clarksons Platou Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also engages in the following business activities: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors. The Company participated in seven firm commitment underwritings in 2017.

The Company is a wholly owned subsidiary of Clarksons Platou Securities AS (the "Parent"), which is based in Norway. The Company itself is based in the United States and conducts business from its main office in New York City. The Company is licensed and regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in the United States. The Parent is licensed and regulated by the Financial Services Authority of Norway. The Parent is wholly owned by Clarkson PLC, which is listed on the London Stock Exchange.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of the Parent in the U.S. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

3

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's cash is held by major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2017, the Company's cash exceeded the limit by $14,569,822.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, using estimated useful lives of ten years.

Receivables from Clearing Broker and from Clients

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from clients consist of amounts due for research services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and no valuation allowance was required based on that assessment.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Revenues

The Company earns commission revenue from effecting trades in U.S. and non-U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company expenses these costs.

Revenues earned for these services are recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Notes to Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

New Accounting Pronouncements

Revenue – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). This comprehensive new revenue recognition standard, issued by the FASB and the International Accounting Standards Board (IASB), will supersede existing revenue guidance under US GAAP and IFRS. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The guidance is effective for annual periods beginning after December 15, 2017. The Company has completed its initial assessment of the impact of Topic 606 on its existing revenue recognition policies, and currently plans on using the cumulative effect method of adoption as of January 1, 2018. Based on the analysis completed to date, the Company does not anticipate that Topic 606 will have a material impact on its financial statements. Further, the cumulative effect adjustment, if any, is not expected to be material to the financial statements.

2. Significant Accounting Policies (Continued)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases ("Topic 842"), which, among other things, requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. The ASU is effective of annual periods beginning after December 15, 2018. Currently, the Company's obligations with respect to its leases are disclosed in a footnote to the financial statements and not included on the balance sheet. Topic 842 currently provides practical expedients regarding the use of hindsight in determining certain material lease components, and the FASB is also actively considering other practical expedients that could significantly change the eventual impact on the Company's financial statements. As such, the Company cannot reasonably estimate the quantitative or qualitative impact on the Company's financial statements.

Statement of Cash Flows: Restricted Cash

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) that requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. However, the amendments do not provide a definition of restricted cash or restricted cash equivalents. Topic 230 is effective for annual periods beginning after December 15, 2017. The Company has completed its initial assessment of the impact of Topic 230 on its financial statements. Based on the analysis completed to date, the Company does not anticipate that Topic 230 will have a material impact on its financial statements.

2. Significant Accounting Policies (Continued)

Financial Instruments

At December 31, 2017, the Company did not own any financial assets or liabilities other than cash, and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

3. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2017, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

4. Fixed Assets

At December 31, 2017, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 178,300	7
Equipment	439,880	3 - 10
Leasehold improvements	346,298	10
Software	80,000	5
Total cost	1,044,478	
Less accumulated depreciation and amortization	(259,149)	
Total cost, net of accumulated depreciation and amortization	$ 785,329	

5. Commitments and Contingencies

Leases

The Company entered into a lease agreement with an unrelated third party in December 2015. The lease agreement requires fixed monthly payments of approximately $89,410 ($1,072,920 per year) for the first five years, and approximately $96,861 ($1,162,330 per year) for the next five years. The Company took possession of the leased premises effective September 12, 2016; therefore, due to the lease's deferred rent commencement provisions, future minimum lease payments for this lease are disclosed below with a rent commencement date of November 19, 2016. The lease is secured by a $1,072,920 guarantee provided by the Parent consistent with the term of the lease. The Company subleases the premises to an affiliate of Clarksons, PLC consistent with the term of the lease, based on an allocation of leased space and certain operating costs.

At December 31, 2016, the future minimum lease payments are as follows:

2018	$ 1,072,920
2019	1,072,920
2020	1,072.920
2021	1,162,330
2022	1,162,330
Thereafter	4,381,060
Total	$ 9,924,480

Sublease payments from the affiliate of Clarksons are expected, as follows: 2018 - $171,667; 2019 - $171,667; 2020 - $171,667; 2021 - $185,973; Thereafter - $886,942.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2017, no amounts were recorded under such agreement as no loss exists.

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2017, the Company had net capital of $13,697,859 which exceeded the regulatory requirement by $13,270,479 and includes $5,000,000 of liabilities subordinated to claims of general creditors.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

7. Subordinated Debt and Other Related Party Transactions

The Company borrowed $5,000,000 from its Parent on June 15, 2017, subject to a subordinated loan agreement with its Parent. Pursuant to the terms of the agreement, the loan is scheduled to mature on June 15, 2018, bears interest at an annual rate of 12-Month Libor plus 3.0%, and is subordinated to the claims of general creditors.

Pursuant to expense sharing arrangements, the Company's Parent and affiliates of Clarksons, PLC provide certain accounting and administrative expenses, IT expenses, errors & omissions and directors & officers insurance, and any other reasonable services requested by the Company. A payable of $44,832 is accrued for these services as of December 31, 2017, which is included in due to related parties in the Statement of Financial Condition. Other amounts paid by affiliates on behalf of the Company amounted to $82,470 as of December 31, 2017, and are also included in due to related parties in the Statement of Financial Condition.

7. Subordinated Debt and Other Related Party Transactions (Continued)

The Company is also charged for investment banking services provided by its Parent. As of December 31, 2017, the Company accrued expenses related to those investment banking services of $2,290,492, which are included in due to related parties in the Statement of Financial Condition.

The Company additionally earns fees for chaperoning corporate finance underwriting provided to U.S. institutional customers in accordance with its chaperoning agreement with its Parent. The Company recorded a receivable related to these activities of $134,360 as of December 31, 2017, which is included in due from related parties in the Statement of Financial Condition. The Company is also reimbursed for costs and earns fees for expenses and fees related to these activities. These amounts are reported as due from related parties in the Statement of Financial Condition, and amounted to $11,519 as of December 31, 2017.

In addition, included in due from related parties at December 31, 2017 is $57,694, which consists of amounts due from affiliates of Clarksons PLC for the sublease of space related to the lease described above.

The Company also charges Group affiliates for the execution and clearing of brokerage transactions. The Company recorded a receivable related to these activities of $91,577 as of December 31, 2017, which is included in due from related parties in the Statement of Financial Condition.

8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

9. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid and refundable income taxes of $37,613 represent amounts paid in excess of estimated tax liabilities, and are included in the Statement of Financial Condition as Prepaid and refundable income taxes as of December 31, 2017.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation as of December 31, 2017, a valuation allowance of approximately $1,824,338 has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized. This represents a decrease from the prior year of approximately $568,819. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given subjective evidence such as the Company's projections for growth.

On December 22, 2017, "H.R. 1," the "Tax Cuts and Jobs Act," was signed into law. Among other items, H.R. 1 reduces the federal corporate tax rate to 21% from the existing maximum rate of 35%, effective January 1, 2018. As a result, the Company revalued its net deferred tax asset at the new lower rate. The Company has reduced the value of the deferred tax asset before valuation allowance by $863,952.

The Company's deferred taxes at December 31, 2017 were as follows:

Deferred tax assets, net of deferred tax liabilities of $113,924	$ 1,824,338
Valuation allowance	(1,824,338)
Deferred tax assets, net	$ -

The Company's deferred tax assets and liabilities are comprised of the following temporary differences as of December 31, 2017:

Net operating loss carryforwards	$ 1,396,899
Accrued expenses	532,576
Other	8,787
Total deferred tax assets	1,938,262
Fixed assets	(113,924)
Valuation allowance	(1,824,338)
Deferred tax assets, net	$ -

9. Income Taxes (Continued)

As of December 31, 2017, the Company has federal, state and local net operating loss carry forwards of approximately $4,133,601, $4,159,795 and $4,116,647, respectively. The net operating loss carry forwards expire in 2035, 2036 and 2037.

At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.